May 17, 2017

VIA EDGAR SUBMISSION

Ms. Kathryn Hinke

Mr. Jeffrey Long

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Prudential Investment Portfolios 2: Registration Statement on Form N-1A under the

Securities Act of 1933 and the Investment Company Act of 1940 Securities Act

File No. 333-215689 Investment Company Act No. 811-09999

Dear Ms. Hinke and Mr. Long:

We filed through EDGAR on April 27, 2017 on behalf of Prudential Investment Portfolios 2 (the “Trust” or the “Registrant”) a registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement was filed for the purpose of registering the shares of eight series of the Trust under the 1933 Act: Prudential QMA US Broad Market Index Fund, Prudential QMA Mid-Cap Core Equity Fund, Prudential QMA International Developed Markets Index Fund, Prudential QMA Emerging Markets Equity Fund, Prudential Jennison Small-Cap Core Equity Fund, Prudential Core Conservative Bond Fund, Prudential TIPS Fund and Prudential Commodity Strategies Fund (the “Funds”).

This letter is intended to respond to the comments on the Registration Statement that Ms. Hinke and Mr. Long, staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”), conveyed telephonically to Diana Huffman on May 4, 2017 and May 11, 2017, respectively. For your convenience, a summary of the Staff’s comments is included herein and the Registrant’s responses are keyed accordingly, as set forth below. Any changes made in response to the Staff’s comments will be reflected in Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement to be filed on or about May 15, 2017 under the 1940 Act. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment.

General Comments

1.                  Comment. Please confirm that there is no fee recapture provision in the fee waivers for the Funds.

Response

The Registrant hereby confirms that the expense waivers for the Funds are not subject to recoupment.

QMA US Broad Market Index Fund

2.                  Comment. The principal strategies disclose that the Fund may invest up to a maximum of 5% of the market value of the Fund in ETFs. Please consider replacing “market value” with “total assets.”

Response

The requested change has been made.

QMA International Developed Markets Index Fund

3.                  Comment. Please add a brief description of the entity “FTSE International Limited” in the Fund’s prospectus.

Response

The requested change has been made.

QMA Emerging Markets Equity Fund

4.                  Comment. Please update the Fund’s Prospectus to add a brief description of the term “emerging markets universe” as used therein.

Response

The requested change has been made.

Commodity Strategies Fund

5.                  Comment. Disclose that the Commodity Strategies Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Cayman Subsidiary (the “Subsidiary”).

Response

The Registrant confirms that the Cayman Subsidiary will comply with Sections 8 and 18 of the 1940 Act in a consolidated basis with the Fund.

6.                  Comment. Please confirm that the Cayman Subsidiary’s custodian is disclosed in the Registration Statement.

Response

As disclosed in the Statement of Additional Information, the Cayman Subsidiary has entered into a separate contract for the provision of custody services with the same custodian or with an affiliate of the same custodian that provide those services to the Fund. The Cayman Subsidiary has appointed the Bank of New York Mellon as its custodian. Disclosure has been added to the Statement of Additional Information to clarify that the Cayman Subsidiary uses the same custodian as the Fund.

7.                  Comment. Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response

The Registrant confirms that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

8.                  Comment. Please confirm that the financials of the Cayman Subsidiary will be consolidated with the financials of the Fund.

Response

The Registrant hereby confirms that the financials of the Cayman Subsidiary will be consolidated with the financials of the Fund.

9.                  Comment. We note that in the Fund’s fee table, there is a footnote disclosing that the Manager has contractually agreed to waive any management fees it receives from the Fund in an amount equal to the management fees paid by the Cayman Subsidiary. Consider whether the Cayman Subsidiary’s management fee should be disclosed in the fee table for the Fund in the line item “Management fees”.

Response

The requested change has been made, however, the Registrant respectfully submits that the management fee of the Cayman Subsidiary is not a management fee of the Fund and therefore does not belong in the “Management fees” line item of the Fund’s fee table. The Fund only invests up to 25% of its assets in the Cayman Subsidiary, and therefore the Fund would only bear a portion of the Cayman Subsidiary’s management fee, absent the contractual waiver that is in place for perpetuity. Instead, we believe that the portion of the Cayman Subsidiary’s management fee that would be borne by the Fund (absent any waiver) should be disclosed in the “Other expenses” line item of the Fund’s fee table. We believe that adding the Cayman Subsidiary’s management fee in the management fee of the Fund (especially given that the Cayman Subsidiary’s management fee is perpetually waived) is misleading to shareholders and puts the Fund at a competitive disadvantage with all the other funds that disclose the Cayman Subsidiary’s fee under “Other Expenses”.

More About the Funds’ Principal and Non-Principal Investment Strategies, Investments and Risks

10.              Comment. The “Securities Lending” disclosure on page 49 states that securities lending cash collateral “will be invested in an affiliated prime money market fund.” Please disclose the name of the affiliated prime money market fund in the Registration Statement.

Response

The Registrant has added disclosure to the Statement of Additional Information to disclose that the affiliated prime money market fund in which the Funds currently invest securities lending cash collateral is the Prudential Institutional Money Market Fund.

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Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

/s/ Diana Huffman

Diana Huffman

Vice President & Corporate Counsel